SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 13, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, August 13, 2015

Second Quarter 2015 Results

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the second quarter of 2015 (2Q15), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with the international accounting norms issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments herein refer to the Company’s consolidated results and comparisons refer to the first quarter of 2015 (1Q15) and the second quarter of 2014 (2Q14), unless otherwise stated. On June 30, 2015, the Real/US Dollar exchange rate was R$3.10.

Highlights	2Q14	1Q15	2Q15	Change
				2Q15 x 2Q14	2Q15 x 1Q15
Steel Sales (thousand t)	1,263	1,407	1,261	-0.2%	-10%
- Domestic Market	73%	63%	60%	-13 p.p.	-3 p.p.
- Overseas Subsidiaries	25%	34%	36%	11 p.p.	2 p.p.
- Exports	2%	3%	4%	2 p.p.	1 p.p.

Iron Ore Sales (thousand t)[1]	7,232	5,442	5,987	-17%	10%
- Domestic Market	1%	1%	1%	0 p.p.	0 p.p.
- Exports	99%	99%	99%	0 p.p.	0 p.p.

R$ MM
Net Revenue	4,052	4,010	3,687	-9%	-8%
Gross Profit	1,306	985	840	-36%	-15%
Adjusted EBITDA	1,303	911	801	-39%	-12%

Adjusted Net Debt	16,695	19,979	20,769	24%	4%
Adjusted Cash Position	11,910	12,251	11,102	-7%	-9%
Net Debt / Adjusted EBITDA	2.71x	4.76x	5.61X	2.90x	0.85x

  1Iron Ore sales volume includes 100% of Namisa

Market Indicators 06/30/2015	Investor Relations Team
BM&FBovespa (CSNA3): R$5.17/share	IR Executive Officer - Gustavo Sousa +55 11 3049-7238
NYSE (SID): US$1.65/ADR (1 ADR = 1 share)	Head of IR - Guilherme Hernandes +55 11 3049-7406
Total no. of shares = 1,387,524,047	Manager - Claudio Pontes +55 11 3049-7592
Market Cap BM&FBovespa: R$7.17 billion	Specialist - Ana Rayes +55 11 3049-7585
Market Cap NYSE: US$2.29 billion	Senior Analyst - Rodrigo Bonsaver +55 11 3049-7593

For further information, please visit our website: www.csn.com.br/ri

2Q15

EARNINGS

Economic Scenario

The global economy has been posting moderate and uneven growth, with the developed countries continuing to make gradual progress and the emerging nations recording a slowdown. The International Monetary Fund (IMF) estimates global GDP growth of 3.3% in 2015, and 3.8% in 2016.

In the United States, the FED’s monetary policy has contributed to the recovery of economic activity, with an increase in business and consumer confidence. In 2Q15, the economy advanced 2.3% at an annual rate, reflecting the increase of 2.9% in the personal consumer expenditure. Unemployment continues to decline, falling from 5.6% at the end of last year to 5.3% in June 2015, its lowest level in the last seven years. The upturn in the economy reinforces the expectations of an increase in interest rates before the end of the year.

In the Eurozone, the indicators are signaling a slight recovery of activity, albeit in a disparate manner. The compound Purchasing Managers Index (PMI) increased from 50.6 points in December/2014 to 54.2 points in June/2015. Unemployment in the Eurozone as a whole has remained virtually flat in 2015 at around 11%, although it reached 25% in Greece in April, the bloc’s highest figure.

As for the emerging countries, the measures introduced by the Chinese government to stimulate the economy, including interest rate cuts and a reduction in reserve requirements, helped maintain the pace of growth in 2Q15, when GDP recorded a year-on-year expansion of 7%, within the government’s growth target.

In Brazil, the scenario remains challenging, with high inflation and low growth, creating more difficulties for the monetary and fiscal policy makers. The IBC-Br, the Central Bank’s economic activity index, recorded a 2.64% downturn through May. According to IBGE, the industrial production shrank 6.3% in the 1H15.

The Caged (General Employment and Unemployment Register) indicated a deterioration in the job market. In June, 111,000 jobs were eliminated, the first negative June result since the series began in 1998.

The IPCA consumer price index moved up by 8.89% in the 12 months through June, above the ceiling of the inflationary target. The Focus Report is predicting annual inflation of 9.32% in 2015 and the Central Bank has consequently been introducing successive increases in interest rates, which reached 14.25% p.a. at the close of July/2015.

Macroeconomic Projections	2015	2016
IPCA (%)	9.32	5.43
Commercial dollar (final - R$/US$)	3.40	3.50
SELIC Target (final - %)	14.25	12.00
GDP (%)	-1.97	0.00
Industrial Production (%)	-5.21	1.15
Source: FOCUS BACEN	Base: August 07, 2015

For further information, please visit our website: www.csn.com.br/ri	2

2Q15

EARNINGS

CSN Consolidated Results

•         Net revenue totaled R$3,687 million in 2Q15, 8% down on the previous quarter. COGS came to R$2,847 million in 2Q15, 6% less than in 1Q15. Most of the reduction came from the steel and mining segments.

•         SG&A expenses totaled R$421 million in 2Q15, 3% up on the R$411 million recorded in 1Q15, primarily due to an increase of expenses with iron ore freight, as a result of higher CIF sales.

•         Other operating revenue/expenses totaled R$223 million in 2Q15, 4% up on the R$214 million recorded in 1Q15. In 2Q15, the Company recognized impairment of R$89 million due to the reduction in the market value of Usiminas’ preferred shares.

•         The 2Q15 net financial result was negative by R$772 million, due to the following factors: i) Interest on loans and financing totaling R$780 million; ii) Net monetary and exchange variations amounting to R$7 million; iii) Interest, fines and default charges related to taxes totaling R$2 million; iv) Other financial expenses amounting to R$26 million. These negative effects were partially offset by consolidated financial revenue of R$43 million.

•         The equity result was negative by R$44 million in 2Q15, versus a positive R$398 million in 1Q15, chiefly influenced by the effect from the foreign exchange variation on Namisa’s cash. The table below presents the breakdown of this item:

R$ MM	1Q15	2Q15	Variação
			2Q15 x 1Q15
Namisa	396	(49)	-
MRS Logística	15	24	60%
CBSI	(2)	0	-
TLSA	(8)	(7)	-12%
Arvedi Metalfer BR	1	(3)	-
Eliminations	(5)	(9)	80%
Equity Result	398	(44)	-

•         In 2Q15, CSN posted a net loss of R$615 million, versus net income of R$392 million in 1Q15, chiefly due to: i) the reduction in gross profit; ii) the negative variation in equity result between the quarters; iii) the positive effect, in 1Q15, from the use of tax credits, due to the temporary difference in the recognition of the foreign exchange variation between the tax and accounting regimes.

•         Adjusted EBITDA totaled R$801 million in 2Q15, a 12% decline on 1Q15. The adjusted EBITDA margin came to 20%, 2 p.p. down on the previous quarter.

R$ MM	2Q14	1Q15	2Q15	Change
				2Q15 x 1Q15	2Q15 x 2Q14
Adjusted EBITDA[1]	1,303	911	801	-12%	-39%
Proportionate EBITDA of Joint Ventures	(58)	(73)	(104)	43%	77%
Share of Profit (Loss) of Investees	(67)	398	(44)	-	-35%
Other Operating Income (Expenses)	(31)	(214)	(223)	4%	612%
Finance Income	(815)	(870)	(772)	-11%	-5%
Income Tax and Social Contribution	(15)	503	5	-99%	-
Depreciation	(296)	(264)	(279)	5%	-6%
Profit (loss) for the Period	19	392	(615)	-	-

1 The Adjusted EBITDA is comprised of net income/loss before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue/expenses.  Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI.

For further information, please visit our website: www.csn.com.br/ri	3

2Q15

EARNINGS

Indebtedness

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI.

On June 30, 2015, consolidated net debt came to R$20.8 billion, while net debt/EBITDA ratio based on LTM adjusted EBITDA closed the second quarter at 5.6x.

For further information, please visit our website: www.csn.com.br/ri	4

2Q15

EARNINGS

Capex

CSN’s investments stood at R$901 million in 1H15, in accordance with IFRS, as presented below:

Investment (R$ MM)	2014	1Q15	2Q15	1H15
Steel	565	121	159	280
Mining	624	116	296	412
Cement	506	90	92	182
Logistics	111	11	13	24
Others	44	-	4	4
Total Investment - IFRS	1,850	338	563	901

Working Capital

At the close of 2Q15, working capital allocated to the Company’s businesses totaled R$3,253 million, R$599 million more than at the end of 1Q15, chiefly due to the R$468 million increase in inventories. The inventory turnover period increased by 17 days and the accounts receivables period by 2 days, partially offset by the 9 day upturn in the average supplier payment period.

Working Capital (R$ MM)	2Q14	1Q15	2Q15	Change
				2Q15 x 1Q15	2Q15 x 2Q14
Assets	4,480	5,153	5,698	545	1,218
Accounts Receivable	1,716	1,901	1,936	35	220
Inventory (*)	2,643	3,115	3,583	468	940
Advances to Taxes	121	137	178	41	58
Liabilities	1,747	2,499	2,445	-54	697
Suppliers	1,257	1,589	1,807	218	550
Salaries and Social Contribution	218	374	322	-52	104
Taxes Payable	241	512	286	-226	45
Advances from Clients	31	24	30	6	-1
Working Capital	2,732	2,654	3,253	599	521

Turnover Ratio (days)	2Q14	1Q15	2Q15	Change
				2Q15 x 1Q15	2Q15 x 2Q14
Receivables	31	36	38	2	7
Supplier Payment	39	47	56	9	17
Inventory Turnover	83	93	110	17	27
Cash Conversion Cycle	75	82	92	10	17

      (*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

For further information, please visit our website: www.csn.com.br/ri	5

2Q15

EARNINGS

Results by Business Segments

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net Revenue by Segment – 2Q15 (R$ million)

For further information, please visit our website: www.csn.com.br/ri	6

2Q15

EARNINGS

Adjusted EBITDA by Segment – 2Q15 (R$ million)

Results by Segment 2Q15 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated

Net Revenue	2,764	680	43	280	60	115	(256)	3,687
Domestic Market	1,734	35	43	280	60	115	(291)	1,978
Foreign Market	1,030	645	-	-	-	-	34	1,710
Cost of Goods Sold	(2,224)	(534)	(32)	(199)	(48)	(75)	266	(2,847)
Gross Profit	540	146	11	81	12	40	10	840
Selling, General and Administrative Expenses	(207)	(10)	(5)	(21)	(6)	(18)	(154)	(421)
Depreciation	168	91	3	46	4	10	(44)	279
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	104	104
Adjusted EBITDA	500	228	9	107	11	32	(85)	801

Results by Segment 1Q15 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated

Net Revenue	3,123	658	47	251	64	101	(233)	4,010
Domestic Market	2,011	38	47	251	64	101	(271)	2,241
Foreign Market	1,112	620	-	-	-	-	38	1,769
Cost of Goods Sold	(2,366)	(567)	(31)	(180)	(47)	(67)	231	(3,026)
Gross Profit	758	91	16	71	17	34	(2)	985
Selling, General and Administrative Expenses	(232)	(21)	(6)	(23)	(6)	(15)	(108)	(411)
Depreciation	158	86	3	45	4	9	(41)	264
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	73	73
Adjusted EBITDA	683	156	13	93	15	28	(78)	911

Steel

According to the World Steel Association, global crude steel production totaled 813 million tonnes in 1H15, 2% less than in the same period last year. In the domestic market, however, preliminary figures from the Brazilian Steel Institute (IABr) indicate a 2.0% increase in the same period, reaching 17.0 million tonnes.

Domestic rolled flat output fell by 4.8% to 12.0 million tonnes in 1H15. At the same period, apparent consumption declined by 10.4% to 11.7 million tonnes, with domestic sales of 9.7 million tonnes and imports and of 2.0 million tonnes. On the other hand, exports reached 2.1 million tonnes, a 50% increase over 1H14.

The IABr estimates a 12.8% decrease in apparent consumption in 2015, to 22.3 million tonnes, with domestic sales of 18.3 milion tonnes and imports of 4.0 milion tonnes.

In the distribution segment, the figures from INDA (the Brazilian Steel Distributors’ Association) indicates flat steel purchases and sales by distributors totaled 1.8 million tonnes each in 1H15, 15.1% and 18.6% down, respectively, on the first six months of last year. Inventories closed June at 1.0 million tonnes, flat over the December/2014, while the turnover period increased to 4.1 months, compared to 3.9 months in the end of 2014.

Automotive

The performance of the auto industry in 1H15 recorded a deterioration over the same period last year. According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.28 million units, 19% down on 1H14, with sales of 1.32 million units, down by 21%. The association expects annual vehicle sales to fall by 20,6% over 2014, reaching 2.78 milion of units, while FENABRAVE (the Vehicle Distributors’ Association) expects 2015 vehicle sales to decrease by 24% over last year.

For further information, please visit our website: www.csn.com.br/ri	7

2Q15

EARNINGS

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), new residential real estate launches in the city of São Paulo dropped by 18.6% year-on-year in the first five months, while sales of new units fell by 11.4%. For 2015 as a whole, the association expects a reduction of between 23% and 25% in launches and a decline of between 15% and 20% in new unit sales.

The balance of construction industry jobs fell by 4.4% in the first half over 1H14, equivalent to a reduction of slightly less than 135,000 positions. According to the Central Bank’s June inflation report, construction GDP is expected to shrink by 5.5% this year.

Home Appliances

According to IBGE, home appliance productions fell 9.2% in 1H15 over the same period last year, and 4.1% in the last twelve months ended in June, due to the low level of business and consumer confidence.

CSN’ Steel Results

The parent Company produced 1.1 million tonnes of crude steel in 2Q15, stable over 1Q15, while consumption of slabs purchased from third parties totaled 69,000 tonnes, generating rolled flat output of 1.0 million tonnes, slightly more than in 1Q15. In the first half, the steelworks’ production also remained stable over 1H14 at around 2.2 million tonnes, while rolled flat output fell by close to 5%.

Flat Steel Production (Parent Company)	1Q15	2Q15	1H14	1H15	Change
(Thousand t)					2Q15 x 1Q15	1H15 x 1H14
Crude Steel - P. Vargas Mill (flat steel)	1,115	1,119	2,217	2,234	0%	1%
Purchased Slabs from Third Parties	69	69	204	138	0%	-32%
Total Crude Steel	1,184	1,188	2,422	2,372	0%	-2%
Total Rolled Products	1,020	1,032	2,151	2,052	1%	-5%

•         CSN sold 1.3 million tonnes of steel products in 2Q15, 10% down on 1Q15. Of this total, 60% went to the domestic market, 36% were sold by overseas subsidiaries and 4% went to exports, increasing the share of international market sales. First-half sales totaled 2.7 million tonnes, the same level as in 1H14.

•         Domestic steel sales totaled 759,000 tonnes in 2Q15, 14% less than in 1Q15. Of this total, 717,000 tonnes referred to flat steel and 42,000 tonnes to long steel.

•         Foreign steel sales amounted to 503,000 tonnes in 2Q15, 4% down on the previous three months. Of this total, the overseas subsidiaries sold 451,000 tonnes, 204,000 tonnes of which by SWT, 88,000 tonnes by Lusosider and 159,000 tonnes by LLC, while direct exports came to 52,000 tonnes.

•        Net revenue totaled R$2,764 million in 2Q15, an 11% decline over 1Q15, due to the downturn in sales volume. Net revenue per tonne averaged R$2,172, virtually identical to the R$2,162 recorded in 1Q15.

•        COGS came to R$2,225 million in 2Q15, 6% down on the previous quarter.

For further information, please visit our website: www.csn.com.br/ri	8

2Q15

EARNINGS

•         The parent company total production costs came to R$1.68 billion in 2Q15, 8% up on 1Q15, chiefly due to: i) the R$55 million upturn in energy costs due to the scheduled maintenance of the unit’s thermoelectric plants; ii) the R$35 million increase in costs with reducing agents and coating metals, chiefly as a result of the devaluation of the real; and iii) the R$10 million upturn in other scheduled maintenance stoppages.

•         Adjusted EBITDA totaled R$500 million in 2Q15, 27% less than in the previous quarter, with an adjusted EBITDA margin of 18%, down by 4 p.p. over the previous quarter.

Mining

In 2Q15, the supply and demand had contrasting effects on iron ore prices. The interruption in production by certain high-cost seaborne market and Chinese producers, as well as higher rainfall in Australia, contributed to a temporary spike in prices, which exceeded US$65/dmt (Platts, 62% Fe, N. China) in mid-June. On the other hand, the poor performance of the Chinese real estate sector continued to jeopardize local demand for steel and iron ore, negatively affecting the iron ore prices, which averaged US$58.45/dmt (Platts, 62% Fe, N. China) in 2Q15, 6% down on the 1Q15 average.

CSN’ Mining Results

•         Production totaled 6.8 million tonnes1 in 2Q15, 14% more than in 1Q15, with the Casa de Pedra mine producing a record 6.3 million tonnes. First-half production came to 12.7 million tonnes1.

•         Purchases reached 1.0 million tonnes in 2Q15, due to market opportunities, and 1.6 million tonnes in the first half.

•         Sales stood at 6.0 million tonnes1 in 2Q15, 10% more than in the previous quarter. Of this total, 4.9 million tonnes came from the Casa de Pedra mine and 1.1 million tonnes1 from Namisa. In addition to sales to third parties, the Company routed 1.4 million tonnes to its own steel production in 2Q15.

•         First-half sales totaled 11.4 million tonnes1, 9.8 million tonnes from the Casa de Pedra mine and 1.6 million tonnes1 from Namisa. Own consumption came to 2.8 million tonnes in 1H15.

•          Net revenue came to R$680 million in 2Q15, 3% up on the quarter before, due to higher sales volume, partially offset by the decline in iron ore prices in the quarter.

•         COGS totaled R$534 million in 2Q15, 6% less than in 1Q15, due to the reduction in production costs and the greater dilution of fixed costs.

•         Adjusted EBITDA came to R$228 million, 46% up on 1Q15, primarily due to the reduction in production costs, higher sales volume and the impact of the devaluation of the real, partially offset by the decline in iron ore prices. All these factors contributed to the upturn in the EBITDA margin, which widened by 9 p.p. from 24%, in 1Q15, to 33% in 2Q15.

1Volumes include 100% of NAMISA

Logistics

According to the ANTF (National Railway Transport Association), the Brazilian railways transported 233 million tonnes in 1H15, 5.5% up year-on-year.

For further information, please visit our website: www.csn.com.br/ri	9

2Q15

EARNINGS

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 225 million tonnes in 1Q15, 2.5% up on the same period last year. Bulk solids totaled 135 million tonnes in 1Q15, led by iron ore with an upturn of 5.1%, and containers came to 2.2 million TEUs1, 2.8% more than in 1Q14.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container.

CSN’ Logistics Results

Railway Logistics: Net revenue totaled R$280 million in 2Q15, generating an Adjusted EBITDA of R$107 million, with an adjusted EBITDA margin of 38%.

Port Logistics: In the second quarter, net revenue from port logistics came to R$43 million generating adjusted EBITDA of R$9 million, with an adjusted EBITDA margin of 21%.  In 1H15 Tecon handled to the foreign market of 361,000 tonnes of steel products, 117,000 tonnes of general cargo and 70,000 containers.

Cement

According to the IBGE’s Monthly Industrial Survey (PIM-PF), Brazilian cement production in the first half of 2015 fell by 7.2% over the same period last year, accompanying the performance of the construction industry.

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials fell by 7.0% in the first half over 1H14. In May, the association revised its annual building materials sales projection from growth of 1% to a decline of 2% over the year before.

CSN’ Cement Results

In 2Q15, cement sales totaled 579,000 tonnes, 10% up on 1Q15, generating net revenue of R$115 million. Adjusted EBITDA came to R$32 million in 2Q15 and the EBITDA margin stood at 28%, in line with 1Q15.

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 236 TWh in 1H15, 1.1% down year-on-year, impacted by the 4.2% slide in industrial consumption with lower level of activity. Consumption in the commercial segment, on the other hand, increased by 1.7% while residential consumption edged up by 0.3%. In this scenario, EPE has revised its electricity consumption projections for the next years, expecting a decrease of 1.6% in 2015 over the consumption of last year.

CSN’ Energy Results

In 2Q15, net revenue from the energy segment amounted to R$60 million, generating adjusted EBITDA of R$11 million and an adjusted EBITDA margin of 18%.

Capital Markets

CSN’s shares depreciated by 5% in 2Q15, while the IBOVESPA moved up by 4%. Daily traded volume in CSN’s shares on the BM&F Bovespa averaged around R$35.0 million. On the New York Stock Exchange (NYSE), CSN’s American Deposit Receipts (ADRs) fell by 2%, versus the Dow Jones’ 1% decline. On the NYSE, daily traded volume of CSN’s ADRs averaged US$6.7 million.

2Q15
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	5.17
Closing price (US$/ADR)	1.65
Market Capitalization (R$ million)	7,173
Market Capitalization (US$ million)	2,289
Total return including dividends and interest on equity
CSNA3	-5%
SID	-2%
Ibovespa	4%
Dow Jones	-1%
Volume
Average daily (thousand shares)	5,084
Average daily (R$ Thousand)	35,059
Average daily (thousand ADRs)	3,000
Average daily (US$ Thousand)	6,726
Source: Economática

For further information, please visit our website: www.csn.com.br/ri	10

2Q15

EARNINGS

Webcast – 2Q15 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation into English

Thursday, August 13, 2015

10:00 a.m. – Brasília time

9:00 a.m. – US EST

Phone: +1 (646) 843 6054

Conference ID: CSN

Webcast: www.csn.com.br/ri

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector. CSN recorded consolidated net revenue of R$16 billion in 2014.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI, plus the proportional EBITDA of the jointly-owned subsidiaries. Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI. Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by Brazilian accounting practices or IFRS, with no standard definition and therefore cannot be used as comparison basis with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our website: www.csn.com.br/ri	11

2Q15

EARNINGS

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousand of reais)
	2Q14	1Q15	2Q15
Net Revenues	4,052,407	4,010,252	3,687,140
Domestic Market	2,529,321	2,240,781	1,977,518
Foreign Market	1,523,086	1,769,471	1,709,622
Cost of Goods Sold (COGS)	(2,746,592)	(3,025,533)	(2,847,095)
COGS, excluding depreciation	(2,456,237)	(2,766,657)	(2,574,062)
Depreciation allocated to COGS	(290,355)	(258,876)	(273,033)
Gross Profit	1,305,815	984,719	840,045
Gross Margin (%)	32%	25%	23%
Selling Expenses	(231,422)	(298,530)	(309,014)
General and Administrative Expenses	(120,508)	(106,523)	(106,580)
Depreciation allocated to SG&A	(5,893)	(5,622)	(5,647)
Other operation income (expense), net	(31,314)	(213,537)	(223,016)
Share of profits (losses) of investees	(67,389)	398,478	(43,822)
Operational Income before Financial Results	849,289	758,985	151,966
Net Financial Results	(814,935)	(869,700)	(771,695)
Income before social contribution and income taxes	34,354	(110,715)	(619,729)
Income Tax and Social Contribution	(15,321)	502,517	5,136
Profit /(Loss) for the period	19,033	391,802	(614,593)

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )
	2Q14	1Q15	2Q15
Net Revenues	3,230,159	3,058,032	2,870,847
Domestic Market	2,316,330	2,070,084	1,868,525
Foreign Market	913,829	987,948	1,002,322
Cost of Goods Sold (COGS)	(2,060,158)	(2,189,432)	(2,267,849)
COGS, excluding depreciation	(1,822,296)	(1,987,020)	(2,053,576)
Depreciation allocated to COGS	(237,862)	(202,412)	(214,273)
Gross Profit	1,170,001	868,600	602,998
Gross Margin (%)	36%	28%	21%
Selling Expenses	(112,329)	(144,140)	(146,352)
General and Administrative Expenses	(101,443)	(82,425)	(88,732)
Depreciation allocated to SG&A	(4,155)	(3,917)	(3,954)
Other operation income (expense), net	(9,001)	(198,038)	(196,380)
Share of profits (losses) of investees	(256,919)	1,442,550	(325,073)
Operational Income before Financial Results	686,154	1,882,630	(157,493)
Net Financial Results	(738,750)	(2,028,355)	(555,237)
Income before social contribution and income taxes	(52,596)	(145,725)	(712,730)
Income Tax and Social Contribution	74,311	537,781	98,462
Profit /(Loss) for the period	21,715	392,056	(614,268)

For further information, please visit our website: www.csn.com.br/ri	12

2Q15

EARNINGS

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	03/31/2015	06/30/2015	03/31/2015	06/30/2015
Current Assets	16,314,338	15,171,959	8,992,823	8,584,404
Cash and Cash Equivalents	9,070,785	7,844,428	3,224,062	2,241,912
Trade Accounts Receivable	2,009,697	2,049,480	1,800,733	2,114,594
Inventory	3,958,557	4,399,938	2,898,813	3,418,312
Other Current Assets	1,275,299	878,113	1,069,215	809,586
Non-Current Assets	35,254,107	34,945,867	43,251,323	42,234,846
Long-Term Assets	4,257,164	4,358,779	4,130,590	4,357,256
Investments	14,250,403	13,526,104	25,822,983	23,839,714
Property, Plant and Equipment	15,782,164	16,105,894	13,210,550	13,952,132
Intangible	964,376	955,090	87,200	85,744
TOTAL ASSETS	51,568,445	50,117,826	52,244,146	50,819,250
Current Liabilities	5,522,042	5,073,656	5,994,558	6,640,388
Payroll and Related Taxes	214,427	236,138	156,972	184,243
Suppliers	1,555,728	1,761,657	1,296,621	1,610,607
Taxes Payable	483,542	264,536	207,734	65,140
Borrowings and financing	1,745,801	1,553,294	2,964,796	3,587,009
Others	890,958	1,130,057	824,288	1,101,463
Provision for Tax, Social Security, Labor and Civil Risks	631,586	127,974	544,147	91,926
Non-Current Liabilities	39,841,003	39,830,375	40,082,441	39,003,031
Borrowings, Financing and Debentures	29,375,089	28,968,671	28,460,278	27,447,333
Deferred Income Tax and Social Contribution	246,022	239,563	-	-
Others	9,154,978	9,009,169	9,668,815	9,118,330
Provision for Tax, Social Security, Labor and Civil Risks	239,412	801,636	219,432	709,148
Other Provisions	825,502	811,336	1,733,916	1,728,220
Shareholders' Equity	6,205,400	5,213,795	6,167,147	5,175,831
Paid-in capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	846,908	846,908	846,908	846,908
Retained Earnings	392,056	(222,212)	392,056	(222,212)
Other Comprehensive Income	388,153	11,105	388,153	11,105
Non-Controlling Shareholders' Interests	38,253	37,964	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	51,568,445	50,117,826	52,244,146	50,819,250

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2Q15

EARNINGS

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$
	1Q15	2Q15
Cash Flow from Operating Activities	1,642,006	(640,743)
(Net Losses) / Net income attributable to controlling shareholders	392,056	(614,268)
Loss for the period attributable to non-controlling interests	(254)	(325)
Provision for financial expenses	798,408	776,895
Depreciation, exhaustion and amortization	273,502	288,153
Share of profits (losses) of investees	(398,478)	43,822
Deferred Taxes	(716,476)	116,779
Foreign exchange and monetary variations, net	1,767,227	(133,981)
Result from derivative financial instruments	1,125	1,533
Impairment of available-for-sale assets	8,417	89,434
Write-off of permanent assets	3,985	568
Provisions	139,020	121,031
Working Capital	(626,526)	(1,330,384)
Accounts Receivable	(190,889)	(71,614)
Trade Receivables – Related Parties	(9,701)	(19,582)
Inventory	190,195	(443,563)
Judicial Deposits	(5,535)	(17,533)
Suppliers	(118,373)	204,962
Taxes and Contributions	206,781	(315,516)
Interest Expenses	(724,605)	(633,306)
Others	25,601	(34,232)
Cash Flow from Investment Activities	413,490	(227,572)
Fixed Assets/Intangible	(338,131)	(562,707)
Capital reduction subsidiary or joint venture	466,758	-
Derivative transactions	304,401	247,481
Related parties loans	(11,938)	(13,205)
Loans / Receive loans - related parties	75	58,310
Short-term investment, net of redeemed amount	(7,675)	42,549
Cash Flow from Financing Companies	(1,852,855)	(170,120)
Borrowings and financing raised, net of transaction costs	391,156	207,915
Amortizations	(1,597,317)	(371,997)
Amortizations – Related Parties	-	(52,839)
Dividends/Interest on equity	(549,829)	(3)
Treasury shares	(9,390)	-
Buyback of debt securities	(87,475)	46,804
Foreign Exchange Variation on Cash and Cash Equivalents	182,123	(187,922)
Free Cash Flow	384,764	(1,226,357)

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2Q15

EARNINGS

SALES VOLUME CONSOLIDATED (thousand t)

	2Q14	1Q15	2Q15
Flat Steel	913	847	717
Slabs	2	4	0
Hot Rolled	374	358	267
Cold Rolled	169	154	151
Galvanized	264	237	205
Tin Plates	104	94	94
Long Steel UPV	5	34	42
DOMESTIC MARKET	918	881	758

	2Q14	1Q15	2Q15
Flat Steel	161	314	299
Hot Rolled	5	57	59
Cold Rolled	15	62	44
Galvanized	117	166	165
Tin Plates	24	29	31
Long Steel (profiles)	184	212	204
FOREIGN MARKET	345	526	503

	2Q14	1Q15	2Q15
Flat Steel	1,074	1,161	1,015
Slabs	2	4	0
Hot Rolled	380	415	326
Cold Rolled	183	215	195
Galvanized	380	403	370
Tin Plates	128	124	125
Long Steel UPV	5	34	42
Long Steel (profiles)	184	212	204
TOTAL MARKET	1,262	1,407	1,261

SALES VOLUME PARENT COMPANY (thousand t)

	2Q14	1Q15	2Q15
Flat Steel	1,011	955	812
Slabs	2	4	0
Hot Rolled	423	399	303
Cold Rolled	176	175	175
Galvanized	303	279	237
Tin Plates	106	98	96
Long Steel UPV	2	34	41
DOMESTIC MARKET	1,013	989	853

	2Q14	1Q15	2Q15
Flat Steel	24	186	250
Hot Rolled	-	77	143
Cold Rolled	-	36	21
Galvanized	1	43	55
Tin Plates	24	29	31
Long Steel (profiles)	-	-	-
FOREIGN MARKET	24	186	250

	2Q14	1Q15	2Q15
Flat Steel	1,035	1,140	1,062
Slabs	2	4	0
Hot Rolled	423	476	446
Cold Rolled	176	211	197
Galvanized	304	322	291
Tin Plates	130	127	127
Long Steel UPV	2	34	41
Long Steel (profiles)	-	-	-
TOTAL MARKET	1,037	1,174	1,103

NET REVENUE PER UNIT

	2Q14	1Q15	2Q15
Average (DM and FM) - R$/t	2,214	2,162	2,172

For further information, please visit our website: www.csn.com.br/ri	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 13, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.